[Letterhead of Abgenix, Inc.]

June 16, 2005

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:
Jeffrey P. Riedler, Esq.
Greg Belliston, Esq.

Re:
Abgenix, Inc.
Registration Statement on Form S-3 (File No. 333-123390)
Acceleration Request

Ladies and Gentlemen:

        Abgenix, Inc. (the "Company") hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 9:30 a.m. Eastern time on June 17, 2005 or as soon thereafter as practicable.

        The Company hereby acknowledges the following matters:

        (1)   Should the Commission or the staff, acting pursuant to delegated authority, declare the filing referenced above effective, it does not foreclose the Commission from taking any action with respect to the filing;

        (2)   The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

        (3)   The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

        The Company requests that it be notified of the effectiveness of the registration statement by telephone call to Gregory M. King of Simpson Thacher & Bartlett LLP, at (650) 251-5175.

        Please provide copies of the Commission's order declaring the Registration Statement effective to Donald R. Joseph, Senior Vice President and General Counsel and Secretary of the Company, 6701 Kaiser Drive, Fremont, California 94555, and to William H. Hinman, Jr., Esq. of Simpson Thacher & Bartlett LLP, 3330 Hillview Avenue, Palo Alto, California 94304.

Very truly yours,
Abgenix, Inc.
By:	/s/ DONALD R. JOSEPH
	Name:	Donald R. Joseph
	Title:	Senior Vice President, General Counsel and Secretary